UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:     May 31, 2018

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders

Business Report for the 16th Fiscal Year

April 1, 2017 to March 31, 2018

Sumitomo Mitsui Financial Group, Inc.

(Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 16th Fiscal Year

(April 1, 2017 to March 31, 2018)

1.  Matters Regarding the Current Condition of the Company

(1)	Business Progress and Results of the Group

Economic and Financial Environment

During fiscal 2017 (fiscal year ended March 31, 2018), overseas, overall economic growth rates in emerging economies rose, primarily due to a bottoming-out in resources prices and to economic stimulus measures, while developed countries also continued to recover as the economies in the U.S. and Europe continued to rebound backed by solid consumption. The Japanese economy also remained on track for gradual recovery, as indicated by an uptick in consumer spending supported by improvement in the employment and income environment on the back of generally strong corporate results.

In the Japanese financial and capital markets, short-term interest rates reached around minus 0.07% while long-term interest rates reached around 0.05% toward the end of fiscal 2017, led by the Bank of Japan (BOJ)’s Quantitative and Qualitative Monetary Easing with Yield Curve Control. The Japanese yen trended between 110 yen to 114 yen to the U.S. dollar for the most part until the end of calendar 2017, but then strengthened due to uncertainty regarding U.S. and Chinese trade policy, reaching a lower 106 yen by the end of fiscal 2017. The Nikkei stock average began rising from September 2017, reaching the 24,000 yen mark in January 2018, the highest level since 1991, boosted by factors such as positive corporate business results in Japan and strong stock prices in Europe and the U.S. The subsequent drop in U.S. stock prices caused the Nikkei stock average to fall to the lower 21,000 yen range toward the end of fiscal 2017.

Under such circumstances, the “Act for Partial Revision of the Banking Act, etc.” for the purpose of driving technological innovation through collaboration between financial institutions and financial business-related IT companies (FinTech companies) and the “Act for Partial Revision of the Civil Code” to revise the provisions relevant to claims were enacted in May 2017. In addition, in December 2017, the Basel Committee on Banking Supervision released the final Basel III regulatory standards setting out revisions to the global regulatory framework concerning capital, etc. of banks.

Business Progress and Results

Under these economic and financial circumstances, Sumitomo Mitsui Financial Group, Inc. (hereinafter, “the Company”) and its subsidiaries (hereinafter, collectively with the Company, “the Group”), conducting mainly commercial banking and other financial services, including leasing, securities, and consumer finance, announced in May 2017 our Medium-Term Management Plan for the three fiscal years from fiscal 2017, aimed at achieving the following vision: “We will become a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region.”

During fiscal 2017, the first year of the Medium-Term Management Plan, we carried out various initiatives based on the three core policies established to achieve sustainable growth.

Core Policies (1) Disciplined business management (2) Focus on our strengths to generate growth (3) Integration across the Group and globally to achieve sustainable growth

(1) Disciplined business management

We carried out the following initiatives, further focusing on “capital,” “asset,” and “cost” efficiencies, in other words to become a profitable financial institution through sustained discipline.

Our business units continuously worked to improve profitability by strengthening fees and commissions businesses and expanding assets in high return businesses such as railcar leasing. We also worked to transform our business and asset portfolio through reorganization such as changing consolidated subsidiaries THE MINATO BANK, LTD., Kansai Urban Banking Corporation, and Sumitomo Mitsui Finance and Leasing Company, Limited into equity method affiliates.

For cost efficiency, we improved operational efficiency using digital technologies such as automating some operations by RPA (robotic process automation), which performs routine work instead of humans. Also, as for the retail branches, we made advances in shifting to next-generation retail branches with larger customer consultation spaces, as well as eliminating paper usage and streamlining clerical operations. Furthermore, we made progress in efficiency improvement through consolidating business functions by the merger of SMBC Nikko Securities Inc. and SMBC Friend Securities Co., Ltd. in January 2018.

(2) Focus on our strengths to generate growth

Based on our core competencies and growth opportunities, we identified “Seven Core Business Areas,” and under our newly introduced business unit structure, we carried out new measures aimed at strengthening our domestic businesses, where we can make steady profits, implementing growth strategies in international businesses, and generating new strengths that will contribute to our future growth.

[Seven Core Business Areas]

(1) Hold the number one retail banking franchise in Japan

(2) Build on our lead position in the Japanese medium-sized enterprise market

(3) Increase market share in Corporate & Investment Banking in key global markets

(4) Establish a top-tier position in product lines where we are competitive globally

(5) Accelerate our “Asia-centric” strategy (Note 1)

(6) Strengthen sales and trading capability

(7) Develop asset-light businesses: trust banking and asset management

(Note 1)	The reinforcement of business in Asia is our most important strategy and we aim to become a leading financial group in Asia by proactively investing resources into the region.

Specifically, we advanced the following initiatives in the Retail, Wholesale, International, and Global Markets Business Units.

(a) Retail Business Unit

The Retail Business Unit engages mainly in business aimed at retail customers.

Sumitomo Mitsui Banking Corporation (hereinafter, “SMBC”) and SMBC Nikko Securities Inc. collaborated to promote our wealth management business, such as starting offering “Anshin Switch,” an investment trust with a guarantee feature that guarantees a minimum value of the investment and promoting wealth management offers focused on diversified investments from a medium- and long-term perspective, such as fund wraps (Note 2).

In line with the advance of digital society, we expanded our services using digital technologies. SMBC and Sumitomo Mitsui Card Company, Limited started offering “SMBC DEBIT” cards which provide two types of touch payment function and can be used in numerous stores both inside Japan and abroad, and SMBC started offering “Web Housing Loans,” which can be applied for through a smartphone.

(Note 2)	A comprehensive discretionary management service that manages a customer’s assets through investment trust, etc. based on the customer’s investment policy.

(b) Wholesale Business Unit

The Wholesale Business Unit engages in business aimed at large- and medium-sized corporate clients in Japan.

For medium-sized corporate clients, SMBC and SMBC Nikko Securities Inc. collaborated to provide solutions that meet financial needs related to business succession from both corporate and retail clients.

For large-sized corporate clients, SMBC, SMBC Nikko Securities Inc., Sumitomo Mitsui Finance and Leasing Company, Limited, and SMBC Trust Bank Ltd. collaborated inside Japan and overseas to provide wide-ranging financial services, such as providing information and high value-added proposals for supporting the clients’ business strategy including overseas business expansion and M&A.

SMBC and SMBC Trust Bank Ltd. also provided financial services aimed at achieving a sustainable society, and became the first companies in Japan to offer “Social Impact Bonds” (Note 3), a new method of coordination between the government and private sectors with the goal of solving societal problems.

(Note 3)	Bonds to procure necessary funds when government institutions, etc. consign public services to private sector enterprises.

(c) International Business Unit

The International Business Unit engages in business aimed at Japanese and non-Japanese companies and financial institutions operating business overseas, and foreign companies operating inside Japan.

In addition to providing traditional banking services such as loans, SMBC and SMBC Nikko Securities Inc. collaborated to promote cross-selling and, as a result, greatly expanded the number of bond underwritings as an active book runner (Note 4). The Group enhanced business areas in which we hold competitive advantages, such as through the acquisition of American Railcar Leasing LLC in June 2017 in our railcar leasing business area that is expected to achieve high profitability. In Asia, we pressed ahead with our Asia-centric strategy, including steadily advancing initiatives for achieving medium- and long-term growth, deepening relationships with local blue chip companies and high-growth companies, and considering a merger between PT Bank Sumitomo Mitsui Indonesia and PT Bank Tabungan Pensiunan Nasional Tbk, a commercial bank in Indonesia.

(Note 4)	A securities company that plays a key underwriting role when offering and selling securities.

(d) Global Markets Business Unit

The Global Markets Business Unit carries out ALM operations (Note 5) that comprehensively manage the Group’s liquidity risk and interest rate risk, and provides customers with services through marketable products such as foreign currency, derivatives, bonds, and stocks.

SMBC and SMBC Nikko Securities Inc. developed the framework for enhancing service quality to customers and met customers’ diversified investment targets and needs by providing marketable products such as stocks, foreign currency, and derivatives. To support the sustainable growth of the Group’s overseas operations, we worked to diversify foreign currency funding methods by issuing foreign currency-denominated “Green Bond,” a bond for supporting environmental projects.

(Note 5)	Asset Liability Management: A risk management method that optimizes future asset and liability balance and seeks to maximize revenue.

(3) Integration across the Group and globally to achieve sustainable growth

(a) Governance and management structure to maximize our business potential

From April 2017, we established group-wide business units and introduced a CxO system (Note 6) to enhance the formulation and implementation of group-wide business strategies and integrated group business management, and in June 2017 transformed into a Company with Three Committees to strengthen the supervisory functions of the Board of Directors and expedite business execution. In addition, we introduced a new executive pay system linked to financial targets within the Medium-Term Management Plan and stock performance in July 2017 to strengthen the corporate governance framework across the Group and globally.

(Note 6)	CxO generically refers to all chief officers such as CFO (Chief Financial Officer) and CRO (Chief Risk Officer).

(b) Digitalization

With the rapid advance of digitalization, we promoted digitalization in various areas for enhancing customer experience, generating new businesses, and upgrading management infrastructure.

Specifically, we established Polarify, Inc. jointly with NTT DATA Corporation and Daon, Inc. of Ireland and started providing services utilizing Polarify’s multiple biometric technologies through the “SMBC App.” In addition, in Shibuya, Tokyo, we opened “hoops link tokyo,” an open innovation site that crosses the boundaries between companies to create new businesses by incorporating outside ideas and technologies. Through these initiatives, we provided support for the business growth of our customers. We also developed our framework for promoting digitalization, such as formulating and announcing the “Declaration of Cyber Security Management,” which stipulates the further enhancement of systems against cyber-attacks.

As a result of these initiatives, the Company recorded consolidated ordinary profit and consolidated profit attributable to owners of parent of 1,164.1 billion yen and 734.3 billion yen, respectively, in fiscal 2017.

[Summary of Performance]

Sumitomo Mitsui Financial Group

	FY2016	FY2017
Ordinary profit	1,005.8 billion yen	1,164.1 billion yen
Profit attributable to owners of parent	706.5 billion yen	734.3 billion yen

(Note)	Amounts less than one hundred million yen have been rounded down.

Sumitomo Mitsui Banking Corporation (For reference)

	FY2016	FY2017
Ordinary profit	864.0 billion yen	755.2 billion yen
Net income	681.7 billion yen	577.0 billion yen

(Note)	Amounts less than one hundred million yen have been rounded down.

Issues to be addressed

For the year ending March 31, 2019, the second year of our Medium-Term Management Plan, the basic policy is “Accelerate the Medium-Term Management Plan.” By accelerating initiatives based on the three core policies under the Medium-Term Management Plan, we aim to be the financial institution of choice for our customers, to achieve sustainable growth and to enhance corporate value through the provision of value-added products and services.

(1) Disciplined business management

The business environment for financial institutions is expected to remain generally strong. On the other hand, tightening of international financial regulations is expected as well as downward pressure on earnings due to structural factors such as the continuation of the negative interest rate policy and a decrease in commission rate due to digitalization and fierce competition across industries. Under such an environment, we will accelerate business model reform of improving “capital,” “asset,” and “cost” efficiencies to grow our bottom-line profit (Note 7) in a sustainable manner, in other words to become a profitable financial institution through sustained discipline.

Specifically, while maintaining our competitiveness in the domestic business where we can make steady profit, we will control the total amount of assets based on the tightening of international financial regulations as well as transform our business portfolio into one with high capital efficiency by prioritizing business fields to allocate our resources.

In addition, we will improve productivity and efficiency of the group through improving operating efficiency utilizing digital technology and sharing of business functions on a group-wide basis.

(Note 7)	Profit attributable to owners of parent

(2) Focus on our strengths to generate growth

We will focus on the “Seven Core Business Areas” identified based on our core competencies and growth opportunities. In addition to strengthening our domestic business where we can make steady profit, we will implement growth strategies in the international business as well as initiatives to generate new strengths that will contribute to our future growth.

Specifically, we will promote the following initiatives in the four business units. As to the Retail business unit, SMBC and SMBC Nikko Securities Inc. will collaborate to expand assets under management by strengthening the customer-oriented wealth management business. In addition, we will accelerate the transformation of retail branches to next generation branches that utilize digital technology. As to the Wholesale business unit, we will focus on further strengthening our profitability by providing solutions that address issues of medium-sized corporate clients on a group-wide basis, in addition to loans. For large corporate clients, we intend to further reinforce our capability to propose solutions to our clients’ needs that are becoming more sophisticated and complicated, by further accelerating seamless operations on a global and group-wide basis. As to the International business unit, for overseas clients, we aim to promote cross-selling by strengthening our capability to respond to clients’ needs such as foreign exchange transactions and bonds/equity underwriting in addition to loans. Moreover, we will further enhance the high profit assets business that we hold competitive advantages including the aircraft and railcar leasing businesses. Regarding our “Asia-centric strategy,” we continue to further promote the Multi-Franchise strategy (Note 8) in Indonesia. As to the Global markets business unit, we make efforts to further strengthen the framework to provide investment products to institutional investors through the collaboration between domestic and overseas offices of SMBC and SMBC Nikko Securities Inc.

(Note 8)	A strategy to implement a wide-range of commercial banking operations in countries with high growth potential.

(3) Integration across the Group and globally to achieve sustainable growth

(a) Governance and management structure to maximize our business potential

Under the group-wide business, we will utilize the group’s management resources on a group-wide and global basis. Specifically, we will seek to meet the needs of a wide range of clients by executing strategies and strengthening products and services on a group basis. Further, we will optimize resource allocation by enhancing the capabilities of our planning and management functions and controlling the allocation of human resources and IT investment on a group basis. Also, we designated “SMBC” as our corporate group’s master brand this April to enhance the quality of our services by further accelerating initiatives as a group.

In addition, in order to fulfill the responsibilities of a global financial group, we will promote actions to achieve the Sustainable Development Goals (SDGs) (Note 9).

(Note 9)	Internationally unified 17 goals to realize a sustainable society adopted at the United Nations Summit in September 2015.

(b) Digitalization

With the rapid advance of digitalization and cashless society, we will proactively introduce new technologies and promote digitalization in various areas for improving productivity and operating efficiency of the Group, upgrading management infrastructure, enhancing the customer experience and generating new businesses.

As to improving productivity through utilizing digital technology and upgrading management infrastructure, we will continue our efforts through the use of AI to further enhance responsiveness to the tightening of regulations to prevent money laundering and improvement of operating efficiency.

Furthermore, as to enhancing the customer experience and generating new businesses, we will expand services utilizing biometric authentication technology at Polarify in addition to developing “SMBC Brewery,” a workshop where we generate ideas together with various companies outside of the group at “hoops link tokyo,” our open innovation base. Moreover, we started business collaboration with GMO Payment Gateway, Inc. on building a next-generation settlement platform for business operators. We aim to lead the cashless society in Japan by striving to generate new cashless payment opportunities to end-users.

We aim to respond to shareholders’ expectations through promotion of customer-oriented business conduct and showing steady results regarding the initiatives described above. We look forward to the continued understanding and support of our shareholders.

(2)	Changes in Financial Position and Results of Operations (Consolidated Basis and Non-Consolidated Basis)

a.  Changes in Financial Position and Results of Operations (Consolidated Basis)

Unit: billions of yen

	FY2014 (Fiscal year ended March 31, 2015)	FY2015 (Fiscal year ended March 31, 2016)	FY2016 (Fiscal year ended March 31, 2017)	FY2017 (Fiscal year ended March 31, 2018)
Ordinary income	4,851.2	4,772.1	5,133.2	5,764.1
Ordinary profit	1,321.1	985.2	1,005.8	1,164.1
Profit attributable to owners of parent	753.6	646.6	706.5	734.3
Comprehensive income	2,063.5	178.3	966.0	984.1
Net assets	10,696.2	10,447.6	11,234.2	11,612.8
Total assets	183,442.5	186,585.8	197,791.6	199,049.1

(Notes)	1.	Amounts less than one hundred million yen have been rounded down.
	2.

In accordance with the provision set forth in Paragraph 39 of the “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, issued on September 13, 2013) and other relevant provisions, the presentation of “Net income” is changed to “Profit attributable to owners of parent” from the fiscal year ended March 31, 2016. Figures on the fiscal year ended March 31, 2015 in the consolidated financial statements reflect these changes.

	3.	The Company has 347 consolidated subsidiaries and 75 unconsolidated subsidiaries and related companies accounted for by the equity method as of March 31, 2018.

b.  Changes in Financial Position and Results of Operations (Non-Consolidated Basis)

Unit: billions of yen

	FY2014 (Fiscal year ended March 31, 2015)	FY2015 (Fiscal year ended March 31, 2016)	FY2016 (Fiscal year ended March 31, 2017)	FY2017 (Fiscal year ended March 31, 2018)
Operating income	527.3	577.8	502.4	366.3
Dividends received	504.0	543.1	428.8	257.0
Dividends received from banking subsidiaries	485.4	522.6	408.4	223.3
Dividends received from other subsidiaries	15.8	18.2	17.5	31.0
Net income	(millions of yen) 485,970	(millions of yen) 527,288	(millions of yen) 450,775	(millions of yen) 229,300
Earnings per share	(yen) 344.64	(yen) 373.95	(yen) 319.69	(yen) 162.57
Total assets	6,843.9	8,187.5	10,457.1	12,104.9
Investments in banking subsidiaries	5,175.4	5,165.9	4,613.8	4,613.8
Investments in other subsidiaries	927.4	936.8	1,489.0	1,489.7

(Note)	Amounts less than one hundred million yen have been rounded down.

(3)	Employees of the Group

	March 31, 2018
	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head Office Account
Number of employees	9,630	34,817	10,260	1,301	16,970

	March 31, 2017
	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head Office Account
Number of employees	9,243	35,360	9,767	1,108	21,727

(Notes)	1.

The number of employees is the number of persons engaged in the Group, including local staff overseas, but not including employees on short-term contracts and temporary employees (16,604 persons as of March 31, 2018; 19,432 persons as of March 31, 2017).

	2.	The number of employees is the number of persons engaged in the Company and consolidated subsidiaries.
	3.	The businesses in charge of each business unit are the followings.
		Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized enterprises
		Retail Business Unit:	Business to deal with domestic individual and small-to-medium-sized enterprises
		International Business Unit:	Business to deal with international (including Japanese) corporate customers
		Global Markets Business Unit:	Business to deal with financial market
		Head Office account:	Business other than businesses above

(4)	Principal Offices of the Group

Company name	Reportable segment	Principal office		Number of branches
				As of March 31, 2018	As of March 31, 2017
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit International Business Unit Global Markets Business Unit Head Office Account	Domestic	Head Office Tokyo Main Office Osaka Head Office Kobe Main Office, etc.	962	937
		Overseas	New York Branch, etc.	40	38
SMBC Trust Bank Ltd.	Wholesale Business Unit Retail Business Unit International Business Unit	Head Office, etc.		37	37
Sumitomo Mitsui Finance and Leasing Company, Limited	Wholesale Business Unit International Business Unit	Tokyo Head Office Takebashi Office Osaka Head Office, etc.
SMBC Nikko Securities Inc.	Wholesale Business Unit Retail Business Unit International Business Unit Global Markets Business Unit Head Office Account	Head Office, etc.
Sumitomo Mitsui Card Company, Limited	Retail Business Unit	Tokyo Head Office Osaka Head Office, etc.
Cedyna Financial Corporation	Retail Business Unit	Head Office Tokyo Head Office, etc.
SMBC Consumer Finance Co., Ltd.	Retail Business Unit	Head Office, etc.
The Japan Research Institute, Limited	Head Office Account	Tokyo Head Office Osaka Head Office, etc.
Sumitomo Mitsui Asset Management Company, Limited	Head Office Account	Head Office, etc.

(Note)	The businesses in charge of each business unit are the followings.
	Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized enterprises
	Retail Business Unit:	Business to deal with domestic individual and small-to-medium-sized enterprises
	International Business Unit:	Business to deal with international (including Japanese) corporate customers
	Global Markets Business Unit:	Business to deal with financial market
	Head Office account:	Business other than businesses above

(5)	Capital Investment of the Group

a. Total Amount of Capital Investment

Unit: millions of yen

Company name	Reportable segment	Amount
Sumitomo Mitsui Financial Group, Inc.	Head Office Account	13,832
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit International Business Unit Global Markets Business Unit Head Office Account	109,166
SMBC Trust Bank Ltd.	Wholesale Business Unit Retail Business Unit International Business Unit	12,383
Sumitomo Mitsui Finance and Leasing Company, Limited	Wholesale Business Unit International Business Unit	5,352
SMBC Nikko Securities Inc.	Wholesale Business Unit Retail Business Unit International Business Unit Global Markets Business Unit Head Office Account	22,336
Sumitomo Mitsui Card Company, Limited	Retail Business Unit	17,703
Cedyna Financial Corporation	Retail Business Unit	4,701
SMBC Consumer Finance Co., Ltd.	Retail Business Unit	6,219
The Japan Research Institute, Limited	Head Office Account	3,552
Sumitomo Mitsui Asset Management Company, Limited	Head Office Account	746
Others	-	16,372
Total		212,368

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	The businesses in charge of each business unit are the followings.
		Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized enterprises
		Retail Business Unit:	Business to deal with domestic individual and small-to-medium-sized enterprises
		International Business Unit:	Business to deal with international (including Japanese) corporate customers
		Global Markets Business Unit:	Business to deal with financial market
		Head Office account:	Business other than businesses above

b. Establishment of Principal Facilities, etc.

Unit: millions of yen

Company name	Reportable segment	Description	Amount
Sumitomo Mitsui Financial Group, Inc.	Head Office Account	Branch facilities, etc.	13,718
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit International Business Unit Global Markets Business Unit Head Office Account	Branch facilities, etc.	28,785
		Software	61,268

(Notes)	1.	Amounts less than one million yen have been rounded down. The businesses in charge of each business unit are the followings.
2.
		Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized enterprises
		Retail Business Unit:	Business to deal with domestic individual and small-to-medium-sized enterprises
		International Business Unit:	Business to deal with international (including Japanese) corporate customers
		Global Markets Business Unit:	Business to deal with financial market
		Head Office account:	Business other than businesses above

(6)	Parent Company and Principal Subsidiaries, etc.

a.	Parent Company

Not applicable.

b.	Principal Subsidiaries, etc.

Company name	Location	Main business	Date of establishment	Capital (millions of yen)	Percentage of the Company’s voting rights (%)	Other
Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	Commercial banking	June 6, 1996	1,770,996	100.00	-
SMBC Trust Bank Ltd.	Minato-ku, Tokyo	Commercial banking and trust services	February 25, 1986	87,550	100.00 (100.00)	-
Sumitomo Mitsui Finance and Leasing Company, Limited	Chiyoda-ku, Tokyo	Leasing	February 4, 1963	15,000	60.00	-
SMBC Nikko Securities Inc.	Chiyoda-ku, Tokyo	Securities	June 15, 2009	10,000	100.00	-
Sumitomo Mitsui Card Company, Limited	Chuo-ku, Osaka	Credit card	December 26, 1967	34,000	65.99 (65.99)	-
Cedyna Financial Corporation	Naka-ku, Nagoya	Credit card and Installment	September 11, 1950	82,843	100.00 (100.00)	-
SMBC Consumer Finance Co., Ltd.	Chuo-ku, Tokyo	Consumer lending	March 20, 1962	140,737	100.00	-
The Japan Research Institute, Limited	Shinagawa-ku, Tokyo	System development, data processing, management consulting, and economic research	November 1, 2002	10,000	100.00	-
Sumitomo Mitsui Asset Management Company, Limited	Minato-ku, Tokyo	Investment advisory and investment trust management	July 15, 1985	2,000	60.00	-
Sumitomo Mitsui Banking Corporation Europe Limited	London, U.K.	Commercial banking	March 5, 2003	340,000 [USD 3,200 million]	100.00 (100.00)	-
Sumitomo Mitsui Banking Corporation (China) Limited	Shanghai, People’s Republic of China	Commercial banking	April 27, 2009	169,200 [RMB 10,000 million]	100.00 (100.00)	-
SMBC Guarantee Co., Ltd.	Minato-ku, Tokyo	Credit guarantee	July 14, 1976	187,720	100.00 (100.00)	-
SMBC Capital Markets, Inc.	Wilmington, Delaware, U.S.A.	Derivatives	December 4, 1986	0 [USD 100]	100.00 (100.00)	-
THE MINATO BANK, LTD.	Chuo-ku, Kobe	Commercial banking	September 6, 1949	27,484	34.19 (34.19)	-
Kansai Urban Banking Corporation	Chuo-ku, Osaka	Commercial banking	July 1, 1922	47,039	48.12 (48.12)	-
PT Bank Tabungan Pensiunan Nasional Tbk	Jakarta, Republic of Indonesia	Commercial banking	February 5, 1958	899 [IDR 116.8 billion]	40.66 (40.66)	-
Sumitomo Mitsui Auto Service Company, Limited	Shinjuku-ku, Tokyo	Leasing	February 21, 1981	6,950	33.99	-
Daiwa SB Investments Ltd.	Chiyoda-ku, Tokyo	Investment advisory and investment trust management	June 1, 1973	2,000	43.96	-

(Notes)	1.	The capital has been rounded down to the nearest unit and the percentage of the Company’s voting rights in subsidiaries has been rounded down to the nearest second decimal place.

2.	The capital denominated in foreign currency has been translated into Japanese yen at the exchange rate as of the account closing date.
3.	Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly.
4.

SMBC Friend Securities Co., Ltd., which was previously stated on its own, has been excluded from the Company’s consolidated subsidiaries due to its merger with SMBC Nikko Securities Inc. in fiscal 2017.

5.	THE MINATO BANK, LTD. and Kansai Urban Banking Corporation became equity method affiliates from fiscal 2017 due mainly to sale of part of shares in these companies.
6.

The percentage of the Company’s voting rights in subsidiaries for THE MINATO BANK, LTD. includes 30.25% of the percentage of the Company’s voting rights attached to shares that SMBC contributed to the retirement benefits trust. The voting rights attached to the shares are to be exercised at the instruction of SMBC.

Significant Business Alliance

The Company, Sumitomo Mitsui Card Company, Limited, and SMBC have formed a business alliance with NTT DOCOMO, Inc. mainly for the joint promotion of a credit settlement service using mobile phones.

(7)	Major Borrowings

Creditor	Balance of borrowings (millions of yen)	Investment in the Company
		Number of shares held (100 shares)	Percentage of voting rights (%)
Sumitomo Mitsui Banking Corporation	1,228,030	-	-

(Note)	Amounts less than one million yen have been rounded down.

(8)	Material Matters regarding Business Transfer, etc.

Date of business transfer, etc.	Status of business transfer, etc.
February 20, 2018

SMBC sold on February 20, 2018, part of shares in THE MINATO BANK, LTD. and Kansai Urban Banking Corporation through tender offers by Resona Holdings, Inc. for the common stocks of the two companies. As a result, THE MINATO BANK, LTD. and Kansai Urban Banking Corporation became equity method affiliates from fiscal 2017.

2.  Matters regarding Directors and Corporate Executive Officers

(1)	Directors and Corporate Executive Officers

a.	Directors

(As of March 31, 2018)

Name	Position and responsibility	Significant concurrent positions	Other
Koichi Miyata	Chairman of the Board Member of the Nominating Committee Member of the Compensation Committee	Chairman of the Board of Sumitomo Mitsui Banking Corporation Director of SONY CORPORATION Corporate Auditor of Isetan Mitsukoshi Holdings Ltd.	-
Takeshi Kunibe*	Director Member of the Compensation Committee	Director of NEC Corporation	-
Makoto Takashima	Director	President of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Kozo Ogino*	Director	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Jun Ohta*	Director	Director of Sumitomo Mitsui Banking Corporation	-
Katsunori Tanizaki*	Director	Director of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited	-
Toshikazu Yaku*	Director	Director of Sumitomo Mitsui Banking Corporation	-
Toshiyuki Teramoto	Director Member of the Audit Committee	Corporate Auditor of Sumitomo Mitsui Banking Corporation	-
Toru Mikami	Director Member of the Audit Committee	-	-
Tetsuya Kubo	Director	Representative Director, Chairman of the Board of SMBC Nikko Securities Inc.	-
Masayuki Matsumoto	Director (outside) Member of the Nominating Committee Member of the Audit Committee (Chairman)	Special Advisor of Central Japan Railway Company	-
Arthur M. Mitchell	Director (outside) Member of the Nominating Committee Member of the Compensation Committee	Attorney at Law, admitted in New York Registered Foreign Attorney in Japan	-
Shozo Yamazaki	Director (outside) Member of the Audit Committee	Certified Public Accountant Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	He has considerable expertise in finance and accounting.

Name	Position and responsibility	Significant concurrent positions	Other
Masaharu Kohno	Director (outside) Member of the Nominating Committee	Status of concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	-
Yoshinobu Tsutsui	Director (outside) Member of the Nominating Committee (Chairman) Member of the Compensation Committee	President of NIPPON LIFE INSURANCE COMPANY Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	-
Katsuyoshi Shinbo	Director (outside) Member of the Audit Committee Member of the Compensation Committee (Chairman)	Attorney at Law Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	-
Eriko Sakurai	Director (outside) Member of the Nominating Committee Member of the Compensation Committee	Chairman and CEO of Dow Corning Toray, Co., Ltd. Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	-

(Notes)	1.

Directors Messrs. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Ms. Eriko Sakurai are Outside Directors as provided for in Article 2, Item 15 of the Companies Act.

	2.	To ensure audit effectiveness, the Company has elected two non-executive Directors Messrs. Toshiyuki Teramoto and Toru Mikami as full-time member of the Audit Committee.
	3.	Directors with an asterisk (*) concurrently serve as Corporate Executive Officers.
4.

The Company has designated Directors Messrs. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Ms. Eriko Sakurai as Independent Directors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

	5.	Changes in significant concurrent positions as of April 1, 2018:
Director Yoshinobu Tsutsui Chairman of NIPPON LIFE INSURANCE COMPANY
Changes in significant concurrent positions as of April 2, 2018:
Director Jun Ohta Director of Sumitomo Mitsui Banking Corporation (Representative Director)

b.	Corporate Executive Officers

(As of March 31, 2018)

Name	Position and responsibility	Significant concurrent positions	Other
Takeshi Kunibe*	President (Representative Corporate Executive Officer) Group CEO	Director of NEC Corporation	-
Kozo Ogino*	Deputy President and Corporate Executive Officer Group CRO Responsible for Corporate Risk Management Dept. and Credit & Investment Planning Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Manabu Narita	Deputy President and Corporate Executive Officer Head of Wholesale Business Unit	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Jun Ohta*	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Group CFO, Group CSO and Group CDIO Responsible for Public Relations Dept., Corporate Planning Dept., Financial Accounting Dept., Subsidiaries & Affiliates Dept., IT Innovation Dept. and Transaction Business Planning Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Yasuyuki Kawasaki	Deputy President and Corporate Executive Officer Head of International Business Unit	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Katsunori Tanizaki*	Senior Managing Corporate Executive Officer Group CIO Responsible for IT Planning Dept., Data Management Dept. and Operations Planning Dept.	Director of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited	-
Yukihiko Onishi	Senior Managing Corporate Executive Officer Head of Retail Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Toshikazu Yaku*	Senior Managing Corporate Executive Officer Group CCO and Group CHRO Responsible for Human Resources Dept., Quality Management Dept., General Affairs Dept. and Administrative Services Dept.	Director of Sumitomo Mitsui Banking Corporation	-

Name	Position and responsibility	Significant concurrent positions	Other
Hiroshi Munemasa	Managing Corporate Executive Officer Head of Global Markets Business Unit	Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-

(Notes)	1.	Corporate Executive Officers with an asterisk (*) concurrently serve as Directors.
	2.	CEO:	Chief Executive Officer
		CRO:	Chief Risk Officer
		CFO:	Chief Financial Officer
		CSO:	Chief Strategy Officer
		CDIO:	Chief Digital Innovation Officer
		CIO:	Chief Information Officer
		CCO:	Chief Compliance Officer
		CHRO:	Chief Human Resources Officer
	3.	Changes in positions and responsibilities and in significant concurrent positions as of April 2, 2018:
		Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)		Jun Ohta	Discharged from Group CDIO No longer responsible for IT Innovation Dept. or Transaction Business Planning Dept. Director of Sumitomo Mitsui Banking Corporation (Representative Director)
		Deputy President and Corporate Executive Officer		Yasuyuki Kawasaki	Resigned from Deputy President and Corporate Executive Officer Resigned from Director of Sumitomo Mitsui Banking Corporation (Representative Director)
		Senior Managing Corporate Executive Officer		Katsunori Tanizaki	Group CIO and Group CDIO Responsible for IT Planning Dept., IT Innovation Dept., Data Management Dept. and Operations Planning Dept.
		Senior Managing Corporate Executive Officer		Yukihiko Onishi	Resigned from Senior Managing Corporate Executive Officer
		Managing Corporate Executive Officer		Hiroshi Munemasa	Senior Managing Corporate Executive Officer Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
Assumption of Corporate Executive Officers as of April 2, 2018:
				Masahiko Oshima	Senior Managing Corporate Executive Officer Head of International Business Unit Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
				Naoki Tamura	Senior Managing Corporate Executive Officer Head of Retail Business Unit Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation

Directors and Corporate Executive Officers who resigned during the Fiscal Year

Name	Position and responsibility	Significant concurrent positions	Other
Yujiro Ito	Director (Representative Director)	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	Resigned on April 1, 2017
Koichi Noda	Director	Director of Sumitomo Mitsui Banking Corporation	Resigned on April 1, 2017

 (Note)    Position and responsibility and significant concurrent positions are reported as of the date of resignation.

(2)    Compensation, etc. for Directors, Corporate Auditors and Corporate Executive Officers

Unit: millions of yen

Classification	Persons paid	Compensation, etc.
Directors	19	356
Corporate Auditors	6	37
Corporate Executive Officers	9	414
Total	34	808

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	Directors and Corporate Executive Officers do not receive an employee salary nor do they receive consideration for the performance of other duties.
3.

The Company has transformed from a Company with a Board of Corporate Auditors to a Company with Three Committees, based on the resolution at the 15th Ordinary General Meeting of Shareholders held on June 29, 2017. Thus persons paid and compensation, etc. with respect to Corporate Auditors refer to the number of the Corporate Auditors in service during the period between April 1, 2017 and June 29, 2017, and the total amount of compensation for the execution of duties by them for the same period.

	4.	Compensation, etc. paid to Directors concurrently serving as Corporate Executive Officers is included in the amount for Corporate Executive Officers.
5.

The above-written amounts of compensation, etc. include expenses of 154 million yen (42 million yen for Directors and 112 million yen for Corporate Executive Officers) related to the payment of bonuses to Directors and Corporate Executive Officers.

	6.	The above-written amounts include “Compensation, etc. for Outside Directors” as mentioned below.

Policy for Individual Compensation for Directors and Corporate Executive Officers

The Company hereby establishes the Executive Compensation Policy (the “Policy”) in order to provide guiding principles for its Compensation Committee to determine individual remuneration for its directors, corporate executive officers and executive officers (the “Executives”).

The Policy’s aim is that executive compensation pursuant to it shall provide the appropriate incentives for the Executives to pursue our Mission and our medium-/long-term vision of becoming “a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region.”

Group companies of the Company shall determine their executive compensations in accordance with this Policy.

1.	Core Principles

Our executive compensation shall be determined in accordance with the below core principles:

1)	The Company’s executive compensation aims at providing appropriate incentives toward the realization of our mission and our vision.
2)

The Company’s executive compensation shall reflect the changing business environment and the short-, medium- and long-term performance of the group, and shall account for the contribution to shareholder value and customer satisfaction.

3)	Individual remuneration shall reflect the assigned roles and responsibilities as well as the performance of the respective Executive.
4)	The Company shall research and review market practices, including the use of third-party surveys, in order to provide its Executives with a competitive remuneration package.
5)	The Company’s executive compensation shall discourage excessive risk-taking and foster a prudent risk culture expected of a financial institution.
6)	Both domestic and foreign regulations/guidelines on executive compensation shall be observed and respected.
7)

The Company shall establish appropriate governance and controls of the compensation process, and shall regularly review to update its executive compensation practices according to changing market practices and/or business environment.

2.	Compensation Programme
1)	The Company’s executive compensation programme (the “Programme”) shall have three components: base salary, cash bonus, and stock compensation.
2)

In order to hold the Executives accountable and provide them with appropriate incentives for the performance of the group, the Programme targets the variable compensation component of total remuneration at 40%, if paid at standard levels. Corresponding with performance and the business environment, the variable component could range from 0% to 150% of the standard levels, which shall be determined by performance of the Executives.

3)

In order to enhance shareholding of the Executives and align their interests with shareholders, the Programme targets its stock-based compensation components at 25% of total remuneration, if paid at standard levels.

4)	The above target levels shall be appropriately set in accordance with the roles, responsibilities, etc. of each Executive.
5)	Base salary shall be paid in cash and shall be, in principle, determined by the corporate titles of each Executive, reflecting the roles, responsibilities, etc.
6)

Annual incentives shall be determined based on the annual performance of the group, the group company and the business unit each Executive is responsible for, as well as on the performance of the respective Executive reviewed both from short-term and medium-/long-term perspectives. 70% of the determined amount shall be paid as a cash bonus and the remaining 30% shall be paid under Stock Compensation Plan II (annual performance share plan).

7)

Stock compensation plans consist of Stock Compensation Plan I (the “Plan I”), under which the remuneration of the Executives shall be determined based on the Company’s medium-term performance, etc., Stock Compensation Plan II (the “Plan II”), determined based on the Company’s annual performance, etc. and Stock Compensation Plan III (the “Plan III”), determined based on corporate titles, etc.

a.	Under the stock compensation plans, the Executives shall receive remuneration via shares of the Company common stock. The transfer of such stock shall be restricted for appropriately defined periods.
b.

Remuneration under Plan I shall be determined based on the Company’s performance against the Medium-term Management Plan, performance of the Company shares, and the results of customer satisfaction surveys, etc.

c.

Remunerations under Plan II shall be determined based on the annual performance of the Company, the group company, and the business unit each Executive is responsible for, as well as on the performance of each Executive reviewed both from a short-term and medium-/long-term perspectives. Remuneration paid by restricted shares, they shall effectively act as deferred compensation.

d.	Remuneration under Plan III shall be determined based on corporate titles, roles, and responsibilities, etc.
8)	In the event of material amendments to the financial statements or material reputational damages caused by the Executives, remunerations under the Plans could be reduced or fully forfeit.
9)

Notwithstanding the above, executive compensation for the Executives domiciled outside Japan shall be individually designed and determined not only in accordance with this Policy, but also with consideration to local regulations, guidelines, and other local market practices, whilst ensuring the compensation should not incentivize for excessive risk-taking.

3.	Governance and Control of the Compensation Processes
1)	The Company, as a Company with Three Committees, has established a Compensation Committee to resolve the following:
✓	The Policy, the executive pay system including the aforementioned “2. Compensation Programme,” and relevant regulations.
✓	Individual remunerations for the Company’s directors and corporate executive officers.
2)	In addition to the above, the Company Compensation Committee shall review and discuss the below:
✓	Executive compensation programmes/practices of group companies of the Company.
✓	The individual remuneration for the Company’s other executive officers.

4.	Amendments to and Abolition of the Policy

Amendments to and abolition of the Policy shall be resolved at the Compensation Committee.

(3)    Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Masayuki Matsumoto

In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act (the “Act”), the Company has entered into agreements with the Outside Directors stated in the left column to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either (i) 10 million yen or (ii) the minimum amount provided for in Article 427, Paragraph 1 of the Act.

Arthur M. Mitchell
Shozo Yamazaki
Masaharu Kohno
Yoshinobu Tsutsui
Katsuyoshi Shinbo
Eriko Sakurai

3.    Matters regarding Outside Directors

(1)	Concurrent Positions and Other Details on Outside Directors

(As of March 31, 2018)
Name	Concurrent positions and other details
Masayuki Matsumoto	Special Advisor of Central Japan Railway Company
Shozo Yamazaki	Director of EBARA CORPORATION (outside)
Masaharu Kohno	Director of DOUTOR • NICHIRES Holdings Co., Ltd. (outside)
Yoshinobu Tsutsui

President of NIPPON LIFE INSURANCE COMPANY

Director of Imperial Hotel, Ltd. (outside)

Director of Panasonic Corporation (outside)

Audit & Supervisory Board Member of West Japan Railway Company (outside)

Katsuyoshi Shinbo	Corporate Auditor of Mitsui Chemicals, Inc. (outside)
Eriko Sakurai	Chairman and CEO of Dow Corning Toray, Ltd. President and Representative Director of Dow Silicones Holding Japan Co., Ltd. Director of SONY CORPORATION (outside)

(Notes)	1. Director Mr. Yoshinobu Tsutsui assumed office as Chairman of NIPPON LIFE INSURANCE COMPANY as of April 1, 2018.
2. There is no other relationship to be disclosed between the Company and the companies or entities in which the Outside Directors of the Company concurrently serve.

(2)    Major Activities of Outside Directors

Name	Term of Office	Attendance of the Board of Directors meeting	Opinions issued at the Board of Directors meeting and other activities
Masayuki Matsumoto	9 months	Attended all 8 meetings of the Board of Directors held after his assumption of office as Director. Attended all 12 meetings of the Audit Committee held in the 2017 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as a chief executive and high level of insight.
Arthur M. Mitchell	2 years and 9 months	Attended all 10 meetings of the Board of Directors held in the 2017 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as an attorney at law and high level of insight.
Shozo Yamazaki	9 months	Attended all 8 meetings of the Board of Directors held after his assumption of office as Director. Attended all 12 meetings of the Audit Committee held in the 2017 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as a Certified Public Accountant and high level of insight.
Masaharu Kohno	2 years and 9 months	Attended all 10 meetings of the Board of Directors held in the 2017 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as a diplomat and high level of insight.
Yoshinobu Tsutsui	9 months	Attended 7 out of 8 meetings of the Board of Directors after his assumption of office as Director.	He mainly provides suggestions and comments based on his considerable experience as a chief executive and high level of insight.
Katsuyoshi Shinbo	9 months	Attended all 8 meetings of the Board of Directors held after his assumption of office as Director. Attended all 12 meetings of the Audit Committee held in the 2017 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as an attorney at law and high level of insight.
Eriko Sakurai	2 years and 9 months	Attended all 10 meetings of the Board of Directors held in the 2017 fiscal year.	She mainly provides suggestions and comments based on her considerable experience as a chief executive and high level of insight.

(Note)    Periods of service of the Directors above of less than one month have been rounded down.

(3)    Compensation, etc. for Outside Directors and Corporate Auditors

Unit: millions of yen

	Persons paid	Compensation, etc. paid by the Company	Compensation, etc. paid by parent company, etc., of the Company
Total amount of compensation, etc.	12	111	-

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.

The Company has transformed from a Company with a Board of Corporate Auditors to a Company with Three Committees, based on the resolution at the 15th Ordinary General Meeting of Shareholders held on June 29, 2017. Thus persons paid and compensation, etc. paid by the Company with respect to total amount of compensation, etc. include the number of the Corporate Auditors in service during the period between April 1, 2017 and June 29, 2017, and the total amount of compensation for the execution of duties by them for the same period.

	3.	No expenses have been incurred in connection with the payment of bonuses to Outside Directors and Outside Corporate Auditors.

4.    Matters regarding Shares of the Company

(1)    Number of Shares

(Number of shares)
Total number of shares authorized to be issued
Common stock	3,000,000,000
Preferred stock (Type 5)	167,000
Preferred stock (Type 7)	167,000
Preferred stock (Type 8)	115,000
Preferred stock (Type 9)	115,000

Total number of shares issued
Common stock	1,414,443,390

(2) Number of Shareholders as of March 31, 2018
(Number of shareholders)
Common stock	308,361

(3)    Major Shareholders

        Common Stock

Name of shareholder	Number of shares held and percentage of shares held
	Number of shares held (100 shares)	Percentage of shares held (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	825,630	5.85
The Master Trust Bank of Japan, Ltd. (Trust Account)	727,169	5.15
NATSCUMCO	398,420	2.82
Japan Trustee Services Bank, Ltd. (Trust Account 9)	309,323	2.19
Japan Trustee Services Bank, Ltd. (Trust Account 5)	285,292	2.02
STATE STREET BANK WEST CLIENT - TREATY 505234	247,481	1.75
Japan Trustee Services Bank, Ltd. (Trust Account 1)	212,091	1.50
Japan Trustee Services Bank, Ltd. (Trust Account 2)	209,394	1.48
Barclays Securities Japan Limited	184,770	1.30
Japan Trustee Services Bank, Ltd. (Trust Account 7)	184,423	1.30

(Notes)	1.	Listed here are the top ten shareholders in terms of their respective ratio of stock holding against the total number of outstanding shares (excluding treasury shares).
	2.	Numbers of shares less than one hundred have been rounded down and the percentage of shares held has been rounded down to the nearest second decimal place.

5.  Matters regarding the Accounting Auditor

(1)	Accounting Auditor

Name	Compensation, etc. for the fiscal year	Other
KPMG AZSA LLC Tsutomu Takahashi Designated Limited Liability Partner Noriaki Habuto Designated Limited Liability Partner Kazuhide Niki Designated Limited Liability Partner	Compensation, etc. pertaining to the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act: 1,861 million yen

1. The Audit Committee confirmed and discussed the details of the audit plan, the status of performance of duties, and the basis for calculation of the estimate of compensation of the Accounting Auditor. As a result, the Audit Committee gave approval set forth in Article 399, Paragraph 1 of the Companies Act for the compensation, etc. of the Accounting Auditor.

2. The Company paid the Accounting Auditor fees in consideration of examining the effectiveness of subsidiaries’ internal audit systems, etc., which fell outside the scope of the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act.

Of the above, compensation, etc. as Accounting Auditor: 310 million yen

(Notes)	1. Amounts less than one million yen have been rounded down.

2. The audit agreement between the Company and the Accounting Auditor does not and cannot practically distinguish between compensation, etc. for audits stipulated by the Companies Act and those stipulated by the Financial Instruments and Exchange Act. For this reason, “Of the above, compensation, etc. as Accounting Auditor” above includes the compensation, etc. amount for audits based on the Financial Instruments and Exchange Act.

3. Total amount of moneys and other financial benefits payable by the Company and subsidiaries (excluding unconsolidated subsidiaries) to the Accounting Auditor is 4,392 million yen.

(2)	Liability Limitation Agreement

Not applicable.

(3)	Other Matters regarding the Accounting Auditor

a.	Policy for Decisions on Dismissal or Nonreappointment of Accounting Auditor

The Audit Committee discusses whether to dismiss the Accounting Auditor where they fall under any of the grounds set forth in each item of Paragraph 1 of Article 340 of the Companies Act. In addition to that, when it is determined to be difficult for the Accounting Auditor to appropriately execute his or her duty, the Audit Committee discusses whether to forward a proposal for the dismissal or nonreappointment of the Accounting Auditor to the general meeting of shareholders in accordance with Article 404, Paragraph 2 of the Companies Act.

b.

From among the Company’s significant subsidiaries, Sumitomo Mitsui Banking Corporation Europe Limited, Sumitomo Mitsui Banking Corporation (China) Limited and SMBC Capital Markets, Inc. were audited by an Accounting Auditor other than the Company’s (or by person(s) with equivalent qualifications in foreign countries).

6.    System to Ensure Appropriate Conduct of Operations

The Company resolved at the Board of Directors to adopt systems to ensure appropriate conduct of operations of the Company and the Group has operated the systems. The outline is as follows:

System for the storage and management of information related to the execution of duties by Corporate Executive Officers

(Detail of the resolution)

The Company shall appropriately store and manage information related to the execution of duties by Corporate Executive Officers in accordance with “Policies for Controlling Information” and “Rules for Managing Information.”

(Operational status)

The Company appropriately stored and managed minutes of the Management Committee meetings and approval documents by Corporate Executive Officers as well as information related to the execution of duties by Corporate Executive Officers in accordance with “Policies for Controlling Information” and “Rules for Managing Information.”

Policies concerning the management of risk of loss of the Group

(Detail of the resolution)

1. The Company shall establish “Policies on Comprehensive Risk Management” that sets forth fundamental matters on the risk management of the Group, and the department in charge of risk management shall cooperate with the department in charge of corporate planning to comprehensively and systematically manage each type of risk.

2. The basic policy on the risk management of the Group shall be determined by the resolution of the Management Committee and approved by the Board of Directors.

3. The Management Committee, and the officer and department in charge of risk management shall manage risks in accordance with the basic policy on the risk management of the Group approved in the preceding paragraph.

(Operational status)

The Company has established “Policies on Comprehensive Risk Management,” and under these policies, the department in charge of risk management cooperated with the department in charge of corporate planning to comprehensively and systematically manage risks. In addition, in accordance with the “Policy for Risk Committee,” the Risk Committee was called four times, and the risks considered to have particularly material impact on the Company’s management and improvement in the effectiveness and revision of the risk appetite framework (*) were deliberated. The results were reported to the Board of Directors four times.

System for ensuring the efficient execution of duties by Corporate Executive Officers

(Detail of the resolution)

1. The Company shall formulate business plans to ensure the efficient execution of duties by Corporate Executive Officers, and Executive Officers shall execute business operations and earnings management in accordance with the plans.

2. Each Corporate Executive Officer shall appropriately allocate duties and delegate authority to officers and employees in accordance with “Regulations on Organization,” “Rules for Managing Group Companies” and other internal rules and regulations.

(Operational status)

•  The Board of Directors formulated and resolved the business plan for fiscal 2018.

•  Based on the business plan formulated and resolved by the Board of Directors, Corporate Executive Officers executed their respective duties appropriately, and at the same time, officers and employees to whom authority was delegated in accordance with “Regulations on Organization” and other internal rules and regulations, executed business operations. The status was reported to the Board of Directors four times.

* A management framework that clarifies the types and amount of risk a company is willing to assume for growing earnings (risk appetite) and appropriately incorporates the risk appetite in business operations.

System for ensuring that officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation

(Detail of the resolution)

1. The Company shall develop “Business Ethics,” a common CSR philosophy of the Group, as well as “Principles of Action Concerning Compliance and Risks” and “Policies on Compliance” to ensure that officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation.

2. The Company shall formulate an annual plan for compliance with specific measures, including establishing and revising policies, regulations and training programs, for the effective functioning of the Group’s compliance system, which shall be approved by the Board of Directors.

3. The Company shall formulate “Regulations on Assessment of Internal Control Over Financial Reporting” with specific measures to establish and operate internal control over financial reporting, and assess its effectiveness to ensure the appropriateness of accounting treatment and reliability of financial reporting of the Group.

4. The Company shall establish a whistleblowing system to discover and correct violations of laws and regulations by the Company, the Group companies, and officers and employees of the Group at an early stage, and ensure the appropriateness of its operations.

5. The Company shall establish a system for appropriately managing the Group’s basic policy on dealing with antisocial forces, including, “the Company has nothing whatsoever to do with antisocial forces,” “the Company rejects any unreasonable request or claim from antisocial forces, does not engage in any under-the-table dealings with or finance those entities and, takes appropriate legal responses as necessary,” and “the Company deals with antisocial forces systemically, in association with outside experts.”

6. The Company shall formulate “Management Policy Concerning Conflicts of Interest” for the Group to prevent and manage conflict of interest with customers within the Group.

7. The Company shall formulate “SMFG Group Policies for Internal Regulations for Preventing Money Laundering and Terrorist Financing” for the Group to prevent money laundering and terrorist financing, and operate and manage businesses in accordance with the rules.

8. In order to verify the status of implementation of the matters in the preceding paragraphs, the department in charge of internal audits, which is independent from other departments, shall conduct internal audits and, as a department under the direct supervision of the Audit Committee, report the results to the Audit Committee as well as the Management Committee and other relevant bodies.

(Operational status)

•  The Company formulated a compliance program as a practical implementation plan. Based on the program, the Company made efforts to enhance the group compliance system and the system for countermeasures against money laundering and financing of terrorism. The Compliance Committee including outside experts deliberated the program twice and the results were reported to the Board of Directors.

•  In accordance with the rules including “Regulations on Assessment of Internal Control Over Financial Reporting,” the Company assessed its effectiveness to ensure the appropriateness of accounting treatment and reliability of financial reporting, and reported to the Board of Directors.

•  Based on the internal reporting rules of the Group, the SMFG Group Alarm Line has been established and managed properly as an internal reporting system for the entire Group.

•  The Conflict of Interest Management Department has properly managed conflicts of interest to prevent from unfairly impairing customers’ interests based on the Management Policy Concerning Conflicts of Interest. In addition, the Conflict of Interest Management Department conducts monitoring every six months and reports the results to Group CCO. There were no noteworthy events in the current fiscal year.

•  The department in charge of internal audits conducted internal audits on departments of the Company as well as the Group companies in accordance with the “Group Internal Audit Charter” and the annual audit plan resolved by the Audit Committee and the Board of Directors, and verified the appropriateness and effectiveness of the internal management system. The audit results were reported to the Audit Committee four times, and then reported to the Board of Directors through the Audit Committee in accordance with the “Policy for Audit Committee.”

System for ensuring the appropriateness of business operations of the Group	(Detail of the resolution)

1. The Company shall establish the Management Committee under the Board of Directors as the highest decision-making body over the Group’s business execution and management. The Management Committee shall deliberate on important business execution matters before they are executed in accordance with the basic policies adopted by the Board of Directors.

2. The Company shall formulate “Rules for Managing Group Companies” and “Rules for Managing Group Companies Concerning Compliance” to maintain the Group’s integrated compliance system, and ensure the appropriateness of management in accordance with these policies and rules.

3. The Company shall formulate “Rules on Managing Transactions among the SMFG Group Companies” to ensure the fairness and appropriateness of transactions, and shall operate and manage businesses based on the rules. Further, transactions that may materially impact the management of the Group shall be approved by the Management Committee and reported to the Audit Committee.

4. The Company shall define basic matters on managing the Group companies as “Rules for Managing Group Companies” and other internal policies in order to determine the status of the execution of duties of the Group’s Directors and ensure that they execute their duties efficiently. The Company shall manage and operate the Group companies in accordance with these rules and policies.

(Operational status)

•  The Management Committee deliberated on important business execution matters for the whole Group before they were executed in accordance with the basic policies adopted by the Board of Directors.

•  The Company has formulated rules on managing transactions among the Group companies, and operations and management are conducted based on these rules. In addition, transactions that may materially impact on the management of the Group shall be approved by the Management Committee and the Board of Directors. However, there is no transaction applicable for the current fiscal year.

System for employees to assist the Audit Committee, including ensuring their independence from Corporate Executive Officers and the effectiveness of instructions given to them	(Detail of the resolution)

1. The Company shall establish Audit Committee Office to assist the Audit Committee to execute its duties.

2. The approval by the Audit Committee shall be required for matters regarding the employees at Audit Committee Office, including performance review and transfers, to ensure their independence from the Corporate Executive Officers.

3. Employees at Audit Committee Office shall solely assist the Audit Committee in performing its duties, according to instructions from the Audit Committee.

4. The Company may assign Assistant Audit Committee Members to assist the Audit Committee to execute its duties. In this case, the approval by the Audit Committee shall be required for matters regarding Assistant Audit Committee Members, including performance review and transfers.

5. Assistant Audit Committee Members shall audit the major Group companies deemed to require auditing by taking office as Corporate Auditor at such companies or through other means, and assist the Audit Committee to execute its duties.

(Operational status)

•  The Company has established Audit Committee Office to assist the Audit Committee to execute its audit duties. The employees at Audit Committee Office solely assist the Audit Committee in performing its duties, according to instructions from the Audit Committee. Personnel evaluation and transfer of employees were conducted with the consent of the Audit Committee.

•  The Company has assigned Assistant Audit Committee Members to assist the Audit Committee to execute its duties. The Assistant Audit Committee Members audited the major Group companies deemed to require auditing by taking office as Corporate Auditor at such companies or through other means, and also assisted the duties of the Audit Committee. Personnel evaluations of the Assistant Audit Committee Members were conducted with the consent of the Audit Committee.

System for officers and employees of the Group to report to the Audit Committee, and system to ensure that they shall not be treated unfairly for their actions

(Detail of the resolution)

1. Officers and employees of the Group shall report any discovery of any fact that may materially harm the Group, any wrongdoing, any material violation of laws, regulations, or the Articles of Incorporation (hereinafter referred to as “the whistleblower”) to the Audit Committee. Further, in the case when the Audit Committee requests an explanation about a discovery, the whistleblower shall promptly respond to the Audit Committee’s request.

2. The whistleblower may report any discovery of the above to the Company internal/external contact office for whistleblowing rather than to the Audit Committee. The Company’s department in charge of compliance shall periodically report to the Audit Committee on the status of reception and handling of whistleblowing allegations. Further, the department shall immediately report any allegation requiring reporting to the Audit Committee based on its impact on business, or when requested to do so by the Audit Committee.

3. The Group’s whistleblowing guidelines shall have provisions prohibiting the unfair treatment of whistleblowers.

(Operational status) • The department in charge of compliance made periodical reports to the Audit Committee on the status of reception and handling of whistleblowing allegations.

•  The Company has stipulated the provision prohibiting the unfair treatment of whistleblowers in the Group’s whistleblowing guideline, and established the system that whistleblowers shall not be treated unfairly because of the use of the whistleblowing system.

System for ensuring effective auditing by the Audit Committee

(Detail of the resolution)

1. The department in charge of internal audits shall report the results of internal audits to the Audit Committee as a department under the direct supervision of the Audit Committee.

2. The basic policies and basic plan on internal audits of the Company shall be approved by the Audit Committee and the Board of Directors.

3. The Audit Committee shall give instructions to the department in charge of internal audits as necessary, and the department in charge of internal audits shall perform internal audits pursuant to such instructions.

4. The Representative Executive Officers shall endeavor to improve the efficiency of the Audit Committee’s auditing function by ensuring opportunities for the regular exchange of opinions with the Audit Committee and through other measures.

(Operational status)

•  The department in charge of internal audits reported the results of internal audits to the Audit Committee on a regular basis.

•  The basic policies and basic plan on internal audits were approved by the Audit Committee and the Board of Directors.

•  The Audit Committee gave specific instructions to the department in charge of internal audits as necessary.

•  The Representative Executive Officers exchanged opinions with Audit Committee Members three times, and endeavored to improve the efficiency of the Audit Committee’s auditing function.

Bearing expenses for the execution of duties by Audit Committee Members

(Detail of the resolution)

Every fiscal year, the Company shall set aside a budget to cover necessary expenses for Audit Committee Members to execute their duties based on a budget request from the Audit Committee. If an additional budget is requested by the Audit Committee due to a possible budget overrun, the Company shall set aside additional budget, except when the additional budget is obviously not necessary for Audit Committee Members to execute their duties.

(Operational status) The Company set aside necessary expenses for Audit Committee Members to execute their duties including on-site audits.

7.	Matters regarding Specified Wholly Owned Subsidiary

Company Name	Address	Total book value (millions of yen)	Total assets of the Company (millions of yen)
Sumitomo Mitsui Banking Corporation	1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan	4,613,843	12,104,965

(Note)  Amounts less than one million yen have been rounded down.

8.	Others

Policy Regarding the Exercise of Authority Given to the Board of Directors under the Articles of Incorporation pursuant to paragraph 1 Article 459 of the Companies Act

The Company stipulated in Article 8 of its Articles of Incorporation that except as otherwise provided by applicable law, the Company may, by resolution of its Board of Directors, acquire for value its own shares with agreement of shareholders pursuant to Item 1, paragraph 1 of Article 459 of the Companies Act. For acquisition of its own shares, the Company will appropriately act after comprehensively assessing the status of its capital, investment opportunities for future growth and other factors.

Consolidated Balance Sheet

(As of March 31, 2018)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		(Liabilities)
Cash and due from banks	53,732,582	Deposits	116,477,534
Call loans and bills bought	1,881,879	Negotiable certificates of deposit	11,220,284
Receivables under resale agreements	827,892	Call money and bills sold	1,190,928
Receivables under securities borrowing transactions	8,337,700	Payables under repurchase agreements	5,509,721
Monetary claims bought	4,730,770	Payables under securities lending transactions	7,186,861
Trading assets	5,585,591	Commercial paper	2,384,787
Money held in trust	1,482	Trading liabilities	4,402,110
Securities	25,712,709	Borrowed money	10,829,248
Loans and bills discounted	72,945,934	Foreign exchanges	865,640
Foreign exchanges	2,166,190	Short-term bonds	1,256,600
Lease receivables and investment assets	2,329,431	Bonds	9,057,683
Other assets	8,005,807	Due to trust account	1,328,271
Tangible fixed assets	3,475,131	Other liabilities	6,348,202
Assets for rent	2,553,213	Reserve for employee bonuses	84,046
Buildings	341,949	Reserve for executive bonuses	3,861
Land	424,277	Net defined benefit liability	39,982
Lease assets	6,332	Reserve for executive retirement benefits	2,026
Construction in progress	33,971	Reserve for point service program	22,244
Other tangible fixed assets	115,387	Reserve for reimbursement of deposits	17,765
Intangible fixed assets	865,584	Reserve for losses on interest repayment	144,763
Software	428,756	Reserves under the special laws	2,397
Goodwill	272,203	Deferred tax liabilities	455,234
Lease assets	163	Deferred tax liabilities for land revaluation	30,539
Other intangible fixed assets	164,460	Acceptances and guarantees	8,575,499
Net defined benefit asset	383,418	Total liabilities	187,436,236
Deferred tax assets	27,609	(Net assets)
Customers’ liabilities for acceptances and guarantees	8,575,499	Capital stock	2,338,743
Reserve for possible loan losses	(536,088)	Capital surplus	758,215
		Retained earnings	5,552,573
		Treasury stock	(12,493)
		Total stockholders’ equity	8,637,039
		Net unrealized gains (losses) on other securities	1,688,842
		Net deferred gains (losses) on hedges	(68,543)
		Land revaluation excess	37,097
		Foreign currency translation adjustments	36,906
		Accumulated remeasurements of defined benefit plans	59,121
		Total accumulated other comprehensive income	1,753,424
		Stock acquisition rights	2,823
		Non-controlling interests	1,219,604
		Total net assets	11,612,892
Total assets	199,049,128	Total liabilities and net assets	199,049,128

Consolidated Statement of Income

(From April 1, 2017 to March 31, 2018)

Unit: millions of yen

Account	Amount
Ordinary income		5,764,172
Interest income	2,165,788
Interest on loans and discounts	1,469,232
Interest and dividends on securities	342,013
Interest on call loans and bills bought	19,462
Interest on receivables under resale agreements	24,566
Interest on receivables under securities borrowing transactions	14,619
Interest on deposits with banks	75,619
Interest on lease transactions	70,941
Other interest income	149,333
Trust fees	3,884
Fees and commissions	1,244,063
Trading income	246,338
Other operating income	1,863,345
Lease-related income	271,703
Installment-related income	1,041,351
Other	550,290
Other income	240,751
Gains on reversal of reserve for possible loan losses	11,562
Recoveries of written-off claims	10,231
Other	218,957
Ordinary expenses		4,600,059
Interest expenses	775,560
Interest on deposits	283,229
Interest on negotiable certificates of deposit	86,810
Interest on call money and bills sold	8,471
Interest on payables under repurchase agreements	48,597
Interest on payables under securities lending transactions	11,316
Interest on commercial paper	18,393
Interest on borrowed money	54,654
Interest on short-term bonds	54
Interest on bonds	186,095
Other interest expenses	77,936
Fees and commissions payments	177,418
Trading losses	36
Other operating expenses	1,589,355
Lease-related expenses	142,894
Installment-related expenses	987,154
Other	459,305
General and administrative expenses	1,816,197
Other expenses	241,491
Ordinary profit		1,164,113
Extraordinary gains		866
Gains on disposal of fixed assets	852
Reversal of reserve for eventual future operating losses from financial instruments transactions	13
Extraordinary losses		56,129
Losses on disposal of fixed assets	5,563
Losses on impairment of fixed assets	49,900
Provision for reserve for eventual future operating losses from financial instruments transactions	665

Income before income taxes		1,108,850
Income taxes-current	225,617
Income taxes-deferred	44,907
Income taxes		270,524
Profit		838,326
Profit attributable to non-controlling interests		103,957
Profit attributable to owners of parent		734,368

Consolidated Statement of Changes in Net Assets

(From April 1, 2017 to March 31, 2018)

Unit: millions of yen

	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity
Balance at April 1, 2017	2,337,895	757,346	5,036,756	(12,913)	8,119,085
Changes in the year
Issuance of new stock	847	847			1,695
Cash dividends			(218,596)		(218,596)
Profit attributable to owners of parent			734,368		734,368
Purchase of treasury stock				(142)	(142)
Disposal of treasury stock		(41)		562	521
Changes in shareholders’ interest due to transaction with non-controlling interests		62			62
Increase due to increase in subsidiaries			34		34
Increase due to decrease in subsidiaries			5		5
Decrease due to increase in subsidiaries			(599)		(599)
Decrease due to decrease in subsidiaries			(2)		(2)
Decrease due to decrease in affiliates accounted for by the equity method			(314)		(314)
Reversal of land revaluation excess			923		923
Net changes in items other than stockholders’ equity in the year
Net changes in the year	847	868	515,817	420	517,954
Balance at March 31, 2018	2,338,743	758,215	5,552,573	(12,493)	8,637,039

	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasure- ments of defined benefit plans	Total accumulated other comprehen- sive income	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at April 1, 2017	1,542,308	(42,077)	38,109	65,078	9,034	1,612,453	3,482	1,499,264	11,234,286
Changes in the year
Issuance of new stock									1,695
Cash dividends									(218,596)
Profit attributable to owners of parent									734,368
Purchase of treasury stock									(142)
Disposal of treasury stock									521
Changes in shareholders’ interest due to transaction with non-controlling interests									62
Increase due to increase in subsidiaries									34
Increase due to decrease in subsidiaries									5
Decrease due to increase in subsidiaries									(599)
Decrease due to decrease in subsidiaries									(2)
Decrease due to decrease in affiliates accounted for by the equity method									(314)
Reversal of land revaluation excess									923
Net changes in items other than stockholders’ equity in the year	146,533	(26,466)	(1,012)	(28,171)	50,087	140,971	(659)	(279,659)	(139,348)
Net changes in the year	146,533	(26,466)	(1,012)	(28,171)	50,087	140,971	(659)	(279,659)	378,606
Balance at March 31, 2018	1,688,842	(68,543)	37,097	36,906	59,121	1,753,424	2,823	1,219,604	11,612,892

Non-Consolidated Balance Sheet

(As of March 31, 2018)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		(Liabilities)
Current assets	396,556	Current liabilities	1,275,354
Cash and due from banks	251,680	Short-term borrowings	1,228,030
Prepaid expenses	340	Accounts payable	11,440
Accrued income	31,638	Accrued expenses	34,081
Accrued income tax refunds	67,414	Income taxes payable	6
Deferred tax assets	313	Business office taxes payable	75
Other current assets	45,169	Reserve for employee bonuses	693
		Reserve for executive bonuses	400
		Other current liabilities	626
Fixed assets	11,708,409	Fixed liabilities	5,304,535
Tangible fixed assets	13,815	Bonds	5,105,279
Buildings	89	Long-term borrowings	199,221
Equipment	7	Deferred tax liabilities	34
Construction in progress	13,718	Total liabilities	6,579,890
Intangible fixed assets	296	(Net assets)
Software	296	Stockholders’ equity	5,522,252
Investments and other assets	11,694,298	Capital stock	2,338,743
Investments in subsidiaries and affiliates	6,156,181	Capital surplus	1,584,508
Long-term loans receivable from subsidiaries and affiliates	5,537,800	Capital reserve	1,560,221
Long-term prepaid expenses	315	Other capital surplus	24,286
Other	0	Retained earnings	1,611,493
		Other retained earnings	1,611,493
		Voluntary reserve	30,420
		Retained earnings brought forward	1,581,073
		Treasury stock	(12,493)
		Stock acquisition rights	2,823
		Total net assets	5,525,075
Total assets	12,104,965	Total liabilities and net assets	12,104,965

Non-Consolidated Statement of Income

(From April 1, 2017 to March 31, 2018)

Unit: millions of yen

Account	Amount
Operating income		366,321
Dividends on investments in subsidiaries and affiliates	257,001
Fees and commissions received from subsidiaries and affiliates	10,226
Interest on loans receivable from subsidiaries and affiliates	99,093
Operating expenses		133,533
General and administrative expenses	23,195
Interest on bonds	106,052
Interest on long-term borrowings	4,285
Operating profit		232,787
Non-operating income		223
Interest income on deposits	35
Fees and commissions income	1
Other non-operating income	186
Non-operating expenses		12,002
Interest on short-term borrowings	4,298
Fees and commissions payments	313
Amortization of bond issuance cost	7,193
Other non-operating expenses	197
Ordinary profit		221,008
Extraordinary losses		10
Losses on sales of stocks of subsidiaries and affiliates	10
Income before income taxes		220,998
Income taxes-current	(44,393)
Income taxes-deferred	36,090
Total income taxes		(8,302)
Net income		229,300

Non-Consolidated Statement of Changes in Net Assets

(From April 1, 2017 to March 31, 2018)

Unit: millions of yen

	Stockholders’ equity
	Capital stock	Capital surplus
		Capital reserve	Other capital surplus	Total capital surplus
Balance at April 1, 2017	2,337,895	1,559,374	24,327	1,583,701
Changes in the year
Issuance of new stock	847	847		847
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(41)	(41)
Net changes in items other than stockholders’ equity in the year
Net changes in the year	847	847	(41)	806
Balance at March 31, 2018	2,338,743	1,560,221	24,286	1,584,508

	Stockholders’ equity					Stock acquisition rights	Total net assets
	Retained earnings			Treasury stock	Total stockholders’ equity
	Other retained earnings		Total retained earnings
	Voluntary reserve	Retained earnings brought forward
Balance at April 1, 2017	30,420	1,570,369	1,600,789	(12,913)	5,509,473	3,206	5,512,680
Changes in the year
Issuance of new stock					1,695		1,695
Cash dividends		(218,596)	(218,596)		(218,596)		(218,596)
Net income		229,300	229,300		229,300		229,300
Purchase of treasury stock				(142)	(142)		(142)
Disposal of treasury stock				562	521		521
Net changes in items other than stockholders’ equity in the year						(382)	(382)
Net changes in the year	-	10,704	10,704	420	12,778	(382)	12,395
Balance at March 31, 2018	30,420	1,581,073	1,611,493	(12,493)	5,522,252	2,823	5,525,075

[The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report (issued in the Japanese language) as required by the Companies Act.]

Independent Auditor’s Report

May 9, 2018

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.

KPMG AZSA LLC

Tsutomu Takahashi (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Noriaki Habuto (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Kazuhide Niki (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets, basis of presentation, significant accounting policies and the related notes, of Sumitomo Mitsui Financial Group, Inc. as of March 31, 2018 and for the year from April 1, 2017 to March 31, 2018 in accordance with Article 444(4) of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an independent opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of Sumitomo Mitsui Financial Group, Inc. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report (issued in the Japanese language) as required by the Companies Act.]

Independent Auditor’s Report

May 9, 2018

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.

KPMG AZSA LLC

Tsutomu Takahashi (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Noriaki Habuto (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Kazuhide Niki (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the financial statements, comprising the balance sheet, the statement of income and the statement of changes in net assets, significant accounting policies and other explanatory information, and the supplementary schedules of Sumitomo Mitsui Financial Group, Inc. as of March 31, 2018 and for the year from April 1, 2017 to March 31, 2018 in accordance with Article 436(2)(i) of the Companies Act.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an independent opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Sumitomo Mitsui Financial Group, Inc. for the period, for which the financial statements and supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[English Translation of the Audit Committee’s report Originally Issued in the Japanese Language]

Audit Report

The Audit Committee has audited the execution of duties by Directors and Corporate Executive Officers of the Company for the 16th fiscal year from April 1, 2017 to March 31, 2018, and hereby reports the method and the results of the audit as follows:

1.	Auditing Method and Details Thereof

The Audit Committee periodically received reports from the Directors, Corporate Executive Officers and other relevant personnel with respect to the content of resolutions made by the Board of Directors regarding matters prescribed by Article 416, Paragraph 1, Item 1 (b) and (e) of the Companies Act of Japan, and with respect to the status of establishment and operations of the systems that have been developed in compliance with such resolutions (internal control systems), sought their explanations as necessary, and expressed an opinion. In addition, the Audit Committee conducted audits based on the following methods.

1)

In accordance with the auditing policies, including allocation of duties established by the Audit Committee, the Audit Committee attended important meetings, received reports from the Directors, Corporate Executive Officers and other relevant personnel on matters regarding the execution of their duties, sought explanations as necessary, inspected important internal-approval documents, and examined the operations and financial position of the Company, by deploying the department in charge of internal audits and in cooperation with the internal control departments of the Company. As for the subsidiaries of the Company, the Audit Committee shared information with the Directors and the Corporate Auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. In regard to the Company’s internal control over financial reporting, the Audit Committee received reports on the assessment of such internal control from the Directors, Corporate Executive Officers and other relevant personnel and reports on the status of audit thereof from KPMG AZSA LLC, and also sought their explanations as necessary.

2)

The Audit Committee monitored and examined whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. The Audit Committee also received notification from the Accounting Auditor that the “System for ensuring appropriate execution of the duties of the Accounting Auditor” (as enumerated in each Item of Article 131 of the Company Accounting Regulation Ordinance) has been prepared in accordance with the “Quality Control Standards for Auditing” (issued by the Business Accounting Council on October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the foregoing method, the Audit Committee reviewed the business report and the supplementary schedules, the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in net assets) as well as the non-consolidated financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, and non-consolidated statement of changes in net assets) and supplementary schedules thereto.

2.	Audit Results
(1)	Audit Results on the Business Report, etc.
1)

In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations as well as the Articles of Incorporation of the Company.

2)

We have found no evidence of misconduct or material facts in violation of the applicable laws and regulations, nor of any violation with respect to the Articles of Incorporation of the Company, related to performance of duties by the Directors and Corporate Executive Officers.

3)

In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate. In addition, we have found no matters on which to remark in regard to the content of the Business Report and the execution of duties by the Directors and Corporate Executive Officers regarding the internal control systems including the internal control over financial reporting.

(2)	Results of Audit of the Consolidated Financial statements

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

(3)	Results of Audit of the Non-Consolidated Financial statements and Supplementary Schedules

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

May 9, 2018

The Audit Committee of Sumitomo Mitsui Financial Group, Inc.

Audit Committee Member	Masayuki Matsumoto (Seal)
Audit Committee Member	Shozo Yamazaki (Seal)
Audit Committee Member	Katsuyoshi Shinbo (Seal)
Audit Committee Member	Toshiyuki Teramoto (Seal)
Audit Committee Member	Toru Mikami (Seal)

(Note)	Messrs. Masayuki Matsumoto, Shozo Yamazaki and Katsuyoshi Shinbo are Outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act of Japan.